Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 7, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	J. Nolan McWilliams Attorney-Advisor Division of Corporation Finance

Re:	Rocket Companies, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 23, 2020 CIK No. 0001805284

Dear Mr. McWilliams:

We are submitting this letter on behalf of Rocket Companies, Inc., a Delaware corporation (the “Company”), in response to the comment received in a letter from the Staff of the Commission (the “Staff”), dated June 29, 2020 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 of the Company (the “Draft Registration Statement”), confidentially submitted with the Securities and Exchange Commission (the “Commission”) on June 23, 2020.

We hereby submit in electronic form the accompanying Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Draft Registration Statement. The Registration Statement reflects the Company’s response to the comment received in the Comment Letter.

Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. References in the response to page numbers are to the marked version of Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Description of Capital Stock, Choice of Forum, page 263

1.	You state that the federal district courts will be the exclusive forum for claims arising under the Securities Act. Please state here and in the first full risk factor on page 85 that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 85 and 265 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Christodoulos Kaoutzanis at (212) 373-3445.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jay Farner
Rocket Companies, Inc.

Julie Booth
Rocket Companies, Inc.